FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                        Report of Foreign Private Issuer

                        Pursuant to Rule 13a-16 or 15d-16
                        of the Securities Exchange Act of
                                      1934


                                November 01, 2005

                        Commission File Number 001-14978


                               SMITH & NEPHEW plc
                               (Registrant's name)


                                15 Adam Street
                           London, England WC2N 6LA
             (Address of registrant's principal executive offices)


     [Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

               Form 20-F  X                   Form 40-F
                         ---                            ---

     [Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).]

               Yes                            No  X
                   ---                           ---

     [Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).]

               Yes                            No  X
                   ---                           ---

     [Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing information to the Commission pursuant to Rule 12g3-2 (b) under the Securities Exchange Act of 1934.]

               Yes                            No  X
                   ---                           ---

     If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2 (b) : 82- n/a.

                                  SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.


                                                 Smith & Nephew plc
                                                 (Registrant)


Date: November 01, 2005
                                                  By:   /s/ Paul Chambers
                                                        -----------------
                                                 Paul Chambers
                                                 Company Secretary



NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an issuer to make a RIS notification required by DR 3.1.4R(1).


(1) An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.

(2) An issuer making a notification in respect of a derivative relating the shares of the issuer should complete boxes 1 to 4, 6, 8,13, 14, 16, 23 and 24.

(3) An issuer making a notification in respect of options granted to a director /person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.

(4) An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.



Please complete all relevant boxes should in block capital letters.


1. Name of the issuer

Smith & Nephew plc


2. State whether the notification relates to (i) a transaction notified in accordance with DR 3.1.4R(1)(a); or

(ii) DR 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii)

(iii) both (i) and (ii)


3. Name of person discharging managerial responsibilities/director

Mr. Peter Hooley


4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

N/A...... ..............................


5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest

Mr. Peter Hooley....................................


6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

Ordinary shares of 12 2/9 pence each....................................


7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

.....................................
.....................................


8 State the nature of the transaction

Exercise and sale of nil cost options under Long Term Incentive Plan (LTIP)

.....................................


9. Number of shares, debentures or financial instruments relating to shares acquired

42,774....................................


10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

Less than 0.01%....................................


11. Number of shares, debentures or financial instruments relating to shares disposed

42,774....................................


12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

Less than 0.01%....................................


13. Price per share or value of transaction

476.56 pence....................................


14. Date and place of transaction

31 October 2005....................................


15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

227,340 ordinary shares. Total percentage holding of 0.02%.


16. Date issuer informed of transaction

31 October 2005....................................



If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17 Date of grant




18. Period during which or date on which it can be exercised




19. Total amount paid (if any) for grant of the option




20. Description of shares or debentures involved (class and number)




21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise




22. Total number of shares or debentures over which options held following notification

Following exercise and sale of Nil Cost Options, the Director retains 282,965 Nil Cost Options under the LTIP.


23. Any additional information

As Trustees of the Smith & Nephew Employees' Share Trust, Mourant & Co Trustees Ltd now holds 322,599 shares representing 0.03% of the shares of the Company following the exercise and sale of the 42,774 shares by Peter Hooley. The Trust is discretionary and all employees and the executive directors are potential beneficiaries and therefore have an interest in the shares.



24. Name of contact and telephone number for queries

Phil Higgins - Assistant Company Secretary 0207 960 2228


Name and signature of duly authorised officer of issuer responsible for making notification

Phil Higgins - Assistant Company Secretary


Date of notification

1 November 2005

END